AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
SILVER STAR CAPITAL HOLDINGS, INC.

Pursuant to Sections 607.1003 and 607.1007 of the Florida Business Corporation Act, the Articles of Incorporation, of PokerBook Gaming Corporation, originally filed with the Secretary of State on May 17, 2002, are hereby amended and restated in their entirety as follows.

ARTICLE I
NAME

The name of the corporation is Silver Star Capital Holdings, Inc. (hereinafter called the "Corporation").

ARTICLE II
PRINCIPAL OFFICE AND MAILING ADDRESS

The principal office and mailing address of the Corporation is 2731 Silver Star Road, Suite 200, Orlando, Florida 32808-3935.

ARTICLE III
NATURE OF BUSINESS

The Corporation may engage in any lawful activity for which corporations may be organized under the Florida Business Corporation Act.

ARTICLE IV
CAPITAL STOCK

The aggregate number of shares of all classes of capital stock that the Corporation is authorized to issue is fifty million (50,000,000) shares consisting of fifty million (50,000,000) shares of common stock, par value $0.001 per share (the "Common Stock").

All shares of Common stock shall be identical with each other in every respect. The holders of the Common Stock shall be entitled to vote on all matters upon which the shareholders have the right to vote and shall be entitled to one vote for each share of Common Stock.

ARTICLE V
DIRECTORS

The Board of Directors of the Corporation shall consist of at least one Director, with the exact number of Directors to be fixed from time to time in the manner provided in the Company's Bylaws.

ARTICLE VI
SPECIAL MEETINGS
OF SHAREHOLDERS

Special meetings of shareholders shall be held if called by the Board of Directors, the Chairman of the Board, or the President of the Corporation, or if the holders of not less than fifty percent (50%) of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date, and deliver to the Secretary of the Corporation one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

ARTICLE VII

INDEMNIFICATION

The Corporation shall, to the fullest extent legally permissible under the provisions of the Florida Business Corporation Act, as the same may be amended and supplemented, indemnify and hold harmless any and all persons whom it shall have power to indemnify under said provisions from and against any and all liabilities (including expenses) imposed upon or reasonably incurred by him in connection with any action, suit or other proceeding in which he may be involved or with which he may be threatened, or other matters referred to in or covered by said provisions both as to action in his official capacity as a director or officer of the Corporation and as to action in any other capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer of the Corporation. Such indemnification provided shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement or resolution adopted by the shareholders entitled to vote thereon after notice.

ADOPTION: These amended and restated articles of incorporation were adopted on March 9, 2007 and were approved by the shareholders. The number of votes cast for the amendment and restatement of the articles of incorporation was sufficient for approval.

IN WITNESS WHEREOF, the undersigned has executed these Amended and Restated Articles of Incorporation this 9th day of March, 2007

SILVER STAR CAPITAL HOLDINGS, INC.

By: /s/ Cliffe R. Bodden
Cliffe R. Bodden, President